STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York 10038

August 29, 2013

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mrs. Christina DiAngelo Fettig

Re:	CPG JPMorgan Alternative Strategies Fund, LLC (the "Fund")
(File No. 811-22446)

Dear Mrs. Fettig,

On behalf of the Fund, transmitted for filing as EDGAR correspondence (the "Correspondence") are the Fund's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), provided by you to Mr. Michael Mascis of Central Park Advisers, LLC ("Central Park Advisers") by telephone on July 29, 2013.  The comments of the Staff, provided in connection with the disclosure review undertaken by the Staff pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, relate to:  (i) the Fund's Annual Report on Form N-CSR for the fiscal year ended March 31, 2012, as filed with the Commission on June 11, 2012 (the "2012 Annual Report"); (ii) the Fund's Annual Report on Form N-CSR for the fiscal year ended March 31, 2013, as filed with the Commission on June 10, 2013 (the "2013 Annual Report"); and (iii) the Fund's Annual Report on Form N-SAR for the fiscal year ended March 31, 2012, as filed with the Commission on May 30, 2012 (the "2012 N-SAR" and together with the 2012 Annual Report and 2013 Annual Report, the "Reports").

Set forth below is a summary of the Staff's comments and the Fund's responses thereto.  For the convenience of the Staff, the comments have been repeated in the headings below, and the Fund's response follows each heading.  Capitalized terms used but not defined herein have the meanings assigned to them in the Reports.

2012 AND 2013 ANNUAL REPORTS

Report of Independent Registered Public Accounting Firm

Comment 1.         The report of Ernst & Young LLP ("E&Y"), the Fund's independent public accounting firm, included in the 2012 Annual Report, did not set forth E&Y's signature and the city and state where the report was issued, as required by Rule 2-02(a) under Regulation S-X.  Additionally, E&Y's report, included in the 2013 Annual Report, did not set forth the city and state where the report was issued.  Please file amendments to each of the 2012 and 2013 Annual Reports to include revised copies of E&Y's reports.

Response 1.        The Fund has filed an amendment to the 2012 Annual Report to furnish a revised copy of E&Y's report, reflecting E&Y's signature and the city and state where the report was issued.  We note, however, that E&Y's report included in the 2013 Annual Report set forth the information required by Rule 2-02(a) under Regulation S-X.

2013 ANNUAL REPORT

Statement of Assets and Liabilities

Comment 2.         The Fund's Statements of Assets and Liabilities includes a line item "Due from Adviser" in the amount of $229,329.  Please provide us with additional information regarding the monies due from the Adviser.

Response 2.        The line item "Due from Adviser" consists of accrued expenses not yet paid by the Adviser to the Fund, as of March 31, 2013, relating to the Adviser's obligation, under the Fund's Expense Limitation and Reimbursement Agreement, to cap the Fund's Specified Expenses at 0.75% per annum of the Fund's net assets.  For the year ended March 31, 2013, the Specified Expenses exceeded the Expense Cap and, therefore, the Adviser is obligated to reimburse the Fund to the extent necessary to eliminate such excess.  Subsequent to March 31, 2013, the Adviser reimbursed the Fund approximately $35,000 for expenses paid above the expense cap.  The remaining amount relates to estimated expenses accrued, but not yet billed or paid.

Notes to the Financial Statements

Comment 3.         Note 2 to the Fund's Financial Statements discloses that, as of March 31, 2013, $798,298 of the Fund's total cash and cash equivalents consisted of investments in money market funds held at Union Bank, N.A.  Please confirm that, going forward, such investments also will be included in the Fund's Schedule of Portfolio Investments.

Response 3.        The Fund's cash equivalents consist of monies invested in overnight bank deposit accounts with Union Bank, N.A. ("Union Bank") and JPMorgan Chase & Co. ("JPM") money market funds.  The Union Bank deposit account is not a money market fund, or a fund at all, but rather is a bank deposit account—the Fund believes, therefore, that this investment should not be included in the Schedule of Portfolio Investments.  As a result of advice furnished by E&Y, the Fund categorized its investment in JPM money market funds as cash.  The Fund confirms, however, that, going forward, it also will include such money market fund investments in the Schedule of Portfolio Investments.

Comment 4.         In future filings, please disclose in the Notes to the Fund's Financial Statements the number of Units authorized to be sold in the offering.

Response 4.        The Fund only is registered under the 1940 Act—and not under the Securities Act of 1933, as amended—and, therefore, has not registered a certain amount or number of Units for sale.

Comment 5.         The Fund discloses, in Note 3 to its Financial Statements, that investments categorized as "Level 2 securities" may be redeemed at net asset value as of the measurement date—March 31, 2013—or "within one year from the measurement date."  Codification Accounting Standards Update No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, states that "if a reporting entity cannot redeem its investment with the investee at net asset value per share (or its equivalent) at the measurement date . . . [or] in the near term . . ., the fair value measurement of the investment shall be categorized as a Level 3 . . . ."  Guidance issued by the American Institute of Certified Public Accountants (the "AICPA") states that a redemption period of 90 days or less generally is considered to be "near term."  Please confirm why the Fund believes that securities that may be redeemed within one year of the measurement date may be categorized as Level 2 securities.

Response 5.        It is Central Park Advisers' understanding, based on discussions with E&Y and on the fact that the AICPA guidance1 is considered non-authoritative and is not part of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification, that the Office of Chief Accountant of the Division of Investment Management has deemed it acceptable to define "near term" as one year, as long as the financial statements and the notes thereto disclose clearly:  (i) the leveling policy and the "near term" redemption period; and (ii) the first available redemption date from the underlying investment funds.

Comment 6.         Note 4 to the Fund's Financial Statements contains disclosure regarding the Fund's Expense Limitation and Reimbursement Agreement.  The disclosure notes that certain expenses, including "extraordinary expenses (as determined in the sole discretion of the Adviser)," are excluded from the definition of Specified Expenses.  Could you provide us with additional information regarding extraordinary expenses, and an example thereof?

Response 6.        According to Accounting Principles Board2 Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions (June 1973) ("APB Opinion No. 30"), extraordinary items are events or transactions that are (i) unusual and (ii) infrequent.  APB Opinion No. 30 states that, taking into account the environment in which the entity operates, the underlying event or transaction should:  (i) possess a high degree of abnormality and be of a type clearly unrelated to, or only incidentally related to, the ordinary and typical activities of the entity; and (ii) be of a type that would not reasonably be expected to recur in the foreseeable future.  In light of such guidance, expenses such as those incurred in connection with adverse litigation or certain natural disasters could, for example, be classified as extraordinary expenses.

______________________
1           AICPA issued the guidance—stating in part that a redemption period of 90 days or less generally would be considered "near term"—on December 23, 2009 to assist entities in valuing their investments in non-registered investment companies.  The guidance was issued in the form of Technical Questions and Answers ("TIS") and placed them in TIS Sections 2220, Long-Term Investments, including them in TIS Sections 2220.18-.27.

2 The Accounting Principles Board was the predecessor to the FASB.

Comment 7.         Note 4 to the Fund's Financial Statements discloses that the Adviser will limit the amount of Specified Expenses borne by the Fund to an amount not to exceed 0.75% per annum of the Fund's net assets.  Please confirm that while the Adviser may receive reimbursement for expense amounts previously paid or borne by it, it cannot do so if the reimbursement would immediately thereafter cause the Specified Expenses to exceed the Expense Cap.  Also, please confirm that if the Adviser were to raise the Expense Cap, amounts previously borne by it only could be recouped if the Specified Expenses were to fall below the original Expense Cap level.  Going forward, please include, in the Notes to the Fund's Financial Statements, a chart setting forth the expense amounts subject to reimbursement by the Adviser and the expiration dates of such amounts.

Response 7.        We confirm that, to the extent that the Adviser bears Specified Expenses, it is permitted to receive reimbursement for any expense amounts previously paid or borne by it, for a period not to exceed three years from the date on which such expenses were paid or borne, provided that the:  (i) Specified Expenses have fallen to a level below the Expense Cap—0.75%; and (ii) the reimbursement amount does not cause the Specified Expenses to rise above the Expense Cap in the month the reimbursement is being made.  Additionally, we confirm that if the Adviser were to raise the Expense Cap, amounts previously borne by it during the period of the original Expense Cap level only could be recouped if the Specified Expenses were to fall below the original Expense Cap level.  Going forward, the Fund confirms that it will include, in the Notes to the Fund's Financial Statements, a chart setting forth the expense amounts subject to reimbursement by the Adviser and the expiration dates of such amounts.

Comment 8.         Rule 8b-16(b) under the 1940 Act provides that a registered management investment company that is required to file a semi-annual report on Form N-SAR, as prescribed by Rule 30b1-1 under the 1940 Act, shall amend annually its registration statement required pursuant to Section 8(b), unless, among other things, it discloses to shareholders information about the company's dividend reinvestment plan.  Please confirm that the Fund complies, in all respects, with Rule 8b-16(b) under the 1940 Act.

Response 8.        We confirm that the Fund complies, in all respects, with Rule 8b-16(b) under the 1940 Act.  More specifically, while the Fund facilitates the reinvestment by investors of cash dividends and capital gains distributions into new Units of the Fund, the Fund does not have a "dividend reinvestment plan," as that term is commonly understood.  All new Units acquired by investors are done so directly from the Fund (and not in the open market) at net asset value, without any sales load or brokerage commission.  Additionally, the Fund does not employ an independent plan agent and new Units are not held in a commingled account, but rather are issued directly to the investor.

2012 N-SAR

Comment 9.         The report of E&Y on the Fund's system of internal accounting controls, furnished as an exhibit to the 2012 N-SAR, did not include E&Y's signature, as required by Rule 2-02(f)(2) under Regulation S-X.  Please file an amendment to the 2012 N-SAR furnishing, as an exhibit thereto, an executed copy of E&Y's report.

Response 9.        The Fund has filed an amendment to the 2012 N-SAR furnishing, as an exhibit thereto, an executed copy of E&Y's report.

_______________________________

Please be advised that concurrent with the filing of the Correspondence, the following additional items are being submitted:

1.           A separate letter from the Fund in which the Fund acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the Reports; and

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Reports;

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *     *     *     *

We hope that the Staff finds this letter responsive to the Staff's comments.  Should you have any questions or comments, please feel free to contact the undersigned at 212.806.6274.

Very truly yours,

/s/ Brad A. Green
Brad A. Green

cc:	Michael Mascis

Gary L. Granik

CPG JPMORGAN ALTERNATIVE STRATEGIES FUND, LLC
c/o Central Park Advisers, LLC
805 Third Avenue
New York, New York 10022

August 29, 2013

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mrs. Christina DiAngelo Fettig

Re:	CPG JPMorgan Alternative Strategies Fund, LLC (the "Fund")
(File No. 811-22446)

Ladies and Gentlemen:

At the request of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), the undersigned Fund acknowledges the following:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in its Annual Reports on Forms N-CSR and N-SAR (the "Annual Reports");

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Annual Reports; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CPG JPMorgan Alternative Strategies Fund, LLC

By:	/s/ Michael Mascis
Michael Mascis
Authorized Signatory